UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2008
Commission File Number 000-52416

CHINAGROWTH SOUTH ACQUISITION CORPORATION
(Exact name of registrant as specified in its charter)

1818 Canggong Road, Fengxian
Shanghai Chemical Industry Park
Shanghai, China 201417

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F              ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                 ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):             ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
☐ Yes                         ☒ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
      n/a

On July 22, 2008, ChinaGrowth South Acquisition Corporation (the “Company”) issued a press release in connection with its execution of a memorandum of understanding to complete a business combination with a company having its principal business operations in the People’s Republic of China. Pursuant to the Company’s Amended and Restated Memorandum and Articles of Association, the execution of the memorandum of understanding affords the Company a six-month extension for completion of a business combination, until January 29, 2009.

Exhibit No.	Description

99.1	Press Release dated July 22, 2008.

Signatures

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINAGROWTH SOUTH ACQUISITION
CORPORATION

Date: July 22, 2008	By:	/s/ Michael W. Zhang
Michael W. Zhang, Chief Executive Officer